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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                            (Amendment No. ______)*

                      Terayon Communication Systems, Inc.
            -------------------------------------------------------
                                 (Name of Issuer)

                                   Common Stock
            -------------------------------------------------------
                        (Title of Class of Securities)

                                   880775101
            -------------------------------------------------------
                                 (CUSIP Number)

                                   July 11, 2001
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]   Rule 13d-1(b)
         [X]   Rule 13d-1(c)
         [_]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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  CUSIP NO.  880775105              13G

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      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

      Shlomo Rakib
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a)
                                                                (b)
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      SEC USE ONLY
 3
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Israel
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                          SOLE VOTING POWER
                     5
     NUMBER OF            3,176,664 (1)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          240,000 (2)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             3,176,664 (1)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH:         8
                          240,000 (2)
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      3,416,664(1)
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      5%
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      TYPE OF REPORTING PERSON*
12
      IN
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(1)  Includes 266,664 shares issuable upon the exercise of stock options that are exercisable within 60 days of July 11, 2001.

(2) Includes 240,000 shares held by the Zaki Rakib Children's Trust Fund of which Mr. Rakib is a trustee.

                     *SEE INSTRUCTION BEFORE FILLING OUT!
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Item 1.
        (a)  Name of Issuer: Terayon Communication Systems, Inc.
        (b)  Address of Issuer's Principal Executive Offices:
             2952 Bunker Hill Lane
             Santa Clara, CA 95054

Item 2.
        (a)  Name of Person Filing: Shlomo Rakib
        (b)  Address of Principal Business Office or, if none, Residence:
             2952 Bunker Hill Lane
             Santa Clara, CA 95054
        (c)  Citizenship: Israel
        (d)  Title of Class of Securities: Common Stock
        (e)  CUSIP Number: 880775101

Item 3. If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or
(c), check whether the person filing is a:
        (a) [_] Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);
        (b)  [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
        (c) [_] Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
        (d) [_] An investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
        (e)  [_]  An investment adviser in accordance with (S)240.13d-1(b)(1)
                  (ii)(E);
        (f)  [_]  An employee benefit plan or endowment fund in accordance with
                  (S)240.13d-1(b)(1)(ii)(F);
        (g)  [_]  A parent holding company or control person in accordance with
                  (S)240.13d-1(b)(ii)(G);
        (h)  [_]  A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);
        (i)  [_]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
        (j)  [_]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J)

Item 4. Ownership

        (a)  Amount Beneficially Owned: 3,416,664 (1)
        (b)  Percent of Class: 5%
        (c)  Number of shares as to which such person has:
             (i)    Sole power to vote or to direct the vote: 3,176,644 (1)
             (ii)   Shared power to vote or to direct the vote: 240,000 (2)
             (iii)  Sole power to dispose or to direct the disposition of:
                    3,176,644 (1)
             (iv)   Shared power to dispose or to direct the disposition of:
                    240,000 (2)

(1) Includes 266,664 shares issuable upon the exercise of stock options that are exercisable within 60 days of July 11, 2001.

(2) Includes 240,000 shares held by the Zaki Rakib Children's Trust of which Mr. Rakib is a trustee.

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].
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Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.  Identification and Classification of Members of the Group

Not Applicable.

Item 9.  Notice of Dissolution of a Group

Not Applicable.

Item 10. Certification

Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                July 25, 2001
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                                                      Date

                                                /s/ Shlomo Rakib
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                                                     Signature



                              Shlomo Rakib/ Chief Technical Officer and Chairman
                              --------------------------------------------------
                                                      Name/Title